Exhibit 99.1

ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2025)
March 6, 2026

Rogers Communications Inc.	1	Fiscal 2025

Annual Information Form Index

The following is an index of the Annual Information Form (AIF) of Rogers Communications Inc. referencing the requirements of Form 51-102F2 and Form 52-110F1 of the Canadian Securities Administrators. Certain information in this AIF is contained in Rogers Communications Inc.’s Management’s Discussion and Analysis (MD&A) for the fiscal year ended December 31, 2025 (2025 MD&A) and Rogers Communications Inc.’s 2025 Annual Audited Consolidated Financial Statements, each of which is filed on SEDAR+ at sedarplus.ca, and such information is incorporated herein by reference as noted below. All dollar amounts are in Canadian dollars unless otherwise stated.

		Page reference / incorporated by reference from
		Annual Information Form (Page #)	2025 MD&A (Page #)

Item 1	Cover Page	1
Item 2	Index	2
Item 3	Corporate Structure
3.1	Name, Address and Incorporation	4
3.2	Intercorporate Relationships	5
Item 4	General Development of the Business
4.1	Three-Year History	9
4.2	Significant Acquisitions	12
Item 5	Narrative Description of the Business
5.1	About Rogers	13	16
	Understanding Our Business		20
	Products and Services		20
	Competition		22
	Industry Trends		23
	Corporate Overview		26
	Delivering on our Priorities		32
	Employees		49
	Commitments and Contractual Obligations		67
	Properties, Trademarks, Environmental, and Other Matters	13
5.2	Risk Factors	14	70
Item 6	Dividends
6.1	Dividends	14	66
Item 7	Description of Capital Structure
7.1	General Description of Capital Structure	14
7.2	Constraints	15
7.3	Ratings	15
Item 8	Market for Securities
8.1	Trading Price and Volume	16
8.2	Prior Sales	16
Item 9	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	17
Item 10	Directors and Officers	17
10.1	Name, Occupation and Security Holding	17
10.2	Cease Trade Orders, Bankruptcies, Penalties, or Sanctions	23
10.3	Conflicts of Interest	23
Item 11	Promoters	24
Item 12	Legal Proceedings and Regulatory Actions
12.1	Legal Proceedings	24	77
12.2	Regulatory Actions	24
Item 13	Interest of Management and Others in Material Transactions	24
Item 14	Transfer Agents and Registrars	24
Item 15	Material Contracts	24

Rogers Communications Inc.	2	Fiscal 2025

Rogers Communications Inc.	3	Fiscal 2025

ITEM 3 – Corporate Structure

ITEM 3.1 – NAME, ADDRESS, AND INCORPORATION

Rogers Communications Inc. is Canada's communications, sports and entertainment company, and was amalgamated under the Business Corporations Act (British Columbia). The registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

References in this AIF to the MLSE Transaction are to our acquisition of BCE Inc.'s 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) in July 2025. For additional details, see "MLSE Transaction" in our 2025 Annual MD&A and Note 3 to our 2025 Annual Audited Consolidated Financial Statements.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2026 Comcast. Rogers trademarks in this AIF are owned or used under license by Rogers Communications Inc. or an affiliate. This AIF may also include trademarks of other third parties. The trademarks referred to in this AIF may be listed without the ™ symbols. ©2026 Rogers Communications.

THREE REPORTABLE SEGMENTS
We report our results of operations in three reportable segments:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, digital media, and sports team ownership.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and, following completion of the MLSE Transaction, MLSE. Effective July 2025, Today's Shopping Choice was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure.

Rogers Communications Inc.	4	Fiscal 2025

ITEM 3.2 – INTERCORPORATE RELATIONSHIPS

The summary organization chart illustrates the structure of the principal subsidiaries of RCI and indicates the jurisdiction of organization of each entity shown as at January 1, 2026. All subsidiaries shown below are owned, directly or indirectly, by RCI.

(1)    Unless otherwise specified, ownership percentages are 100%.
(2) Blue Jays Holdco Inc., together with its subsidiaries, holds a 100% interest in the Toronto Blue Jays Baseball Club (Toronto Blue Jays) and in the Rogers Centre.

OVERVIEW

Rogers is Canada’s Largest Provider of Wireless Communications Services
As at December 31, 2025, we had:
•approximately 12.2 million wireless mobile phone subscribers; and
•approximately one-third subscriber and revenue share of the Canadian wireless market.

One of Canada’s Leading Providers of High-Speed Internet, Cable Television, and Phone Services
As at December 31, 2025, we had:
•approximately 4.5 million retail Internet subscribers;
•approximately 4.9 million total customer relationships; and
•a network passing approximately 10.5 million homes across Canada.

Diversified Canadian Media Company
We have a broad portfolio of media properties, which most significantly includes:
•sports media and entertainment, such as Sportsnet (Canada's number-one sports media brand), the Toronto Blue Jays, and the Rogers Centre event venue;
•effective July 1, 2025 with the closing of the MLSE Transaction, a controlling 75% ownership interest in MLSE, which owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena;
•our exclusive national NHL Agreement, which was extended this year to run through the 2037-2038 season;
•category-leading television and radio broadcasting properties; and
•digital media.

Rogers Communications Inc.	5	Fiscal 2025

PRODUCTS AND SERVICES

Wireless
We are the largest provider of wireless communication services in Canada as at December 31, 2025. We are a Canadian leader in delivering a range of innovative wireless network technologies and services. We were the first Canadian carrier to launch a 5G network, serving over 2,800 communities as at December 31, 2025. Our wireless services are offered under the Rogers (postpaid), Fido (postpaid), and chatr (prepaid) brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:
•mobile high-speed Internet access, including our Rogers 5G+ mobile plans;
•wireless voice and enhanced voice features;
•Rogers Satellite, a first-of-its-kind satellite-to-mobile service in Canada, to keep Canadians connected in areas where traditional cell coverage is not available;
•In-store Pickup, a convenient service for purchasing devices online or through a customer care agent, with the ability to pick up in-store as soon as the same day;
•direct device shipping to the customer's location of choice;
•device financing;
•device protection;
•global voice and data roaming, including Roam Like Home and Fido Roam, and Roam Like Home Travel Passes, allowing customers to travel between destinations and enjoy uninterrupted access to their domestic plan;
•wireless home phone;
•advanced wireless solutions for businesses, including wireless private network services;
•bridging landline phones with wireless phones; and
•machine-to-machine and Internet of Things (IoT) solutions.

Cable
We are the largest cable service provider in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, Internet protocol-based (IP) television, applications, online viewing, phone, home monitoring, and advanced home WiFi services to consumers across Canada. We also provide services to businesses across Canada that aim to meet the increasing needs of today's critical business applications.

Our newest WiFi modem with WiFi 7, a technology that eases network congestion by simplifying network design and delivering increased performance with higher throughput and wider spectrum channels, allows us to offer new fibre-powered Rogers Xfinity Internet packages and bundles with up to 8 gigabit per second (Gbps) symmetrical speeds in select areas.

Internet services include:
•Internet access through broadband and fixed wireless access (including basic and unlimited usage packages), security solutions, and e-mail;
•access speeds of up to:
•500 Mbps on Rogers 5G Home Internet;
•1 Gbps, covering our entire Cable footprint; and
•2 Gbps and higher, covering the vast majority of our Cable footprint, with some areas able to receive access speeds of up to 8 Gbps symmetrical speeds;
•Rogers Xfinity unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage, cyberthreat protection, and options for self-installation;
•the Rogers Xfinity app, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage;
•enhanced whole-home WiFi coverage and premium support with Rogers Xfinity Pro;
•the ability to stay connected during power outages or network interruptions with Rogers Xfinity Storm Ready WiFi; and
•Rogers Xfinity Self Protection, offering services such as 24/7 video monitoring, seven-day cloud storage, security, automation, energy efficiency, smart control through a smartphone app, and the option to connect to local emergency services.

Television services include:
•local and network TV, made available through traditional digital or IP-based entertainment services with Rogers Xfinity TV, including content packages, à la carte channels, and the StreamSaver bundle (bundling Netflix, Disney+ and AppleTV);
•on-demand television with Rogers Xfinity TV services;
•cloud-based digital video recorders (DVRs) available with Rogers Xfinity TV services;
•voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, Sportsnet NOW, Amazon Prime Video, Disney+, and Apple TV+ on Rogers Xfinity TV and Rogers Xfinity Streaming;
•Rogers Xfinity App TV, combining over 40 linear channels with Netflix in a single package;

Rogers Communications Inc.	6	Fiscal 2025

•Rogers Xfinity Streaming, an entertainment add-on for Rogers Xfinity Internet customers, giving them access to their favourite streaming services such as Netflix, Disney+, AppleTV, Paramount+, Amazon Prime Video, Sportsnet+, and more, all in one place;
•Download and Go, the ability to download recorded programs onto your smartphone or tablet to watch at a later time using the Rogers Xfinity TV app;
•linear and time-shifted programming;
•digital specialty channels;
•cloud gaming for Rogers Xfinity Streaming and App TV customers with Amazon Luna; and
•access to extra game content using SportsApp and 4K television programming, including regular season Toronto Blue Jays home games and select marquee NHL and National Basketball Association (NBA) games.

Phone services include:
•residential and small business local telephony service; and
•calling features such as voicemail, call waiting, and long distance.

Satellite services include:
•video and audio programming by satellite; our customers have access to over 350 high-definition video channels and thousands of on-demand, pay-per-view (PPV), and subscription movie and television titles; and
•flexibility with each of our current primary TV packages, which includes a base set of channels and tiered customization options depending on the size of the TV package.

Enterprise services include:
•voice, data networking, IP, and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;
•optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;
•simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions;
•extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity; and
•specialized telecommunications technical consulting for Internet service providers (ISPs).

Media
Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada's only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays' home games, concerts, trade shows, and special events. We also have a controlling 75% ownership interest in MLSE, which owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena.

Our agreement with the NHL (NHL Agreement), which was extended this year to run through the 2037-2038 season, allows us to deliver more than 1,300 regular season games during a typical season across television, smartphones, tablets, personal computers, and other streaming devices. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game, the NHL 4 Nations Face-Off, and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:
•Sportsnet's four regional stations along with Sportsnet ONE, Sportsnet 360, and Sportsnet World;
•the Citytv network, which, together with affiliated stations, has broadcast distribution to approximately 72% of Canadian individuals;
•OMNI multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers; and
•specialty channels that include Bravo, Discovery, Food Network, FX (Canada), FXX (Canada), and HGTV.

In Radio, we operate 50 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 News Radio (formerly CityNews 680), Sportsnet 590 The FAN, KiSS, JACK, and SONiC.

We also offer a range of digital services and products, including:
•our digital sports-related assets, including sportsnet.ca and Sportsnet+;
•other digital assets, including Citytv+;

Rogers Communications Inc.	7	Fiscal 2025

•a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses; and
•out-of-home advertising assets and partnerships allowing us to reach school campuses, bars and restaurants, elevators, salons, and spas, among others.

Other
We offer the Rogers Red Mastercard, the Rogers Red World Elite Mastercard, and the Rogers Red World Legend Mastercard, each of which allows customers to earn cash back rewards points on credit card spending and finance new wireless devices over up to 48 months at 0% interest.

We also operate Today's Shopping Choice, Canada's only nationally televised shopping channel, which generates a significant portion of its revenue from online sales.

Other Investments
We hold interests in a number of associates and joint arrangements, some of which include:
•our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets;
•a 46% ownership interest in Live Nation Ontario Concerts L.P., a corporation that presents, produces, and promotes music, comedy, family, and skating events in Ontario;
•a 37.5% ownership interest in York Bremner Developments Limited, a corporation that owns and operates Maple Leaf Square, a mixed-use real estate development in Toronto, Ontario; and
•a 33.75% ownership interest in York Bremner Hotel Leaseholds Limited, a corporation that owns and operates a boutique hotel located at Maple Leaf Square.

WIDESPREAD PRODUCT DISTRIBUTION

Wireless
We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:
•company-owned Rogers, Fido, and chatr retail stores;
•customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•an extensive independent dealer network;
•major retail chains and convenience stores;
•other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•our contact centres; and
•outbound telemarketing.

Cable
We distribute our residential cable products through various channels, including:
•company-owned Rogers retail stores;
•an extensive independent dealer network;
•customer self-serve using rogers.com;
•our contact centres, outbound telemarketing, and door-to-door agents; and
•major retail chains.

Our sales team and third-party dealers and retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

Rogers Communications Inc.	8	Fiscal 2025

ITEM 4 – General Development of the Business

ITEM 4.1 – THREE-YEAR HISTORY

RECENT DEVELOPMENTS

2026 Highlights to Date

•Declared a quarterly dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share in January 2026.

2025 Highlights

For revenue and other financial information on the two most recently completed financial years, see the section entitled "2025 Financial Results" in our 2025 MD&A.

Build the biggest and best networks in the country
•Launched Rogers Satellite, a first of its kind satellite-to-mobile service to keep Canadians connected in areas where traditional cell coverage is not available.

•Recognized as Canada’s most reliable 5G network by umlaut for the seventh straight year.

•Recognized as Canada’s most reliable Internet by Opensignal.

•Commenced deployment of 5G Advanced network technology, a first in Canada.

Deliver easy to use, reliable products and services
•Launched WiFi 7 and delivered Canada’s first home Internet backup solution for enhanced reliability.

•Brought Canadians more options as we work to provide the best entertainment experience, including Rogers Xfinity StreamSaver and Amazon Luna Cloud Gaming.

•Launched digital tools and technology to make it easier and faster for customers to get answers.

•Launched First Responders program with exclusive discounts and special offers to those who are critical in keeping our communities safe.

Be the first choice for Canadians
•More Canadians continued to choose Rogers Wireless and Internet over any other provider.

•Renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season.

•Reached an average audience of 10.9 million viewers during Game 7 of the World Series on Sportsnet - the most-watched Rogers broadcast ever.

•Finished the year rated No. 1 for flagship radio brands The Roz & Mocha Show, Breakfast with Billie Jo, 98.1 CHFI, CHYM 96.7, and STAR 95.9.

Be a strong national company investing in Canada
•Closed $6.7 billion subsidiary equity investment with leading institutional investors (network transaction).

•Became the majority owner of MLSE with a 75% controlling interest.

•Invested $3.7 billion in capital expenditures, the majority of which was in our networks.

•Raised a record $27 million to support children’s charities in Alberta at the annual Rogers Charity Classic.

•Released our 2024 economic impact assessment showing Rogers supported over 90,000 jobs and contributed $14.3 billion to Canada's GDP.

•Drove benefits to community organizations across Canada of over $100 million.

Rogers Communications Inc.	9	Fiscal 2025

Be a growth leader in our industry
•Grew total service revenue by 6% and adjusted EBITDA by 2%.

•Generated strong free cash flow of $3,356 million1, above initial guidance ranges, and cash flow from operating activities of $6,059 million.

•Achieved a pro forma debt leverage ratio of 3.9x1,2, an improvement of 0.6x versus 2024.

Other highlights
•Declared a dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share each quarter during 2025.

•Issued three tranches of subordinated notes with an aggregate principal amount of US$2.1 billion and $1 billion. We received net proceeds of $4.0 billion from the issuances.

•Ended the year with approximately $5.9 billion of available liquidity1, including $1.3 billion in cash and cash equivalents and $4.5 billion available under our bank and other credit facilities.

2024 Highlights

Build the biggest and best networks in the country
•Awarded Canada's most reliable 5G network by umlaut for the sixth straight year and most reliable wireless network by Opensignal, both in July 2024.

•Recognized as Canada's most reliable Internet by Opensignal in July 2024.

•Completed Canada's first national live trial of 5G network slicing.

•Started to deploy 3800 MHz spectrum licences, further expanding our 5G capabilities.

•Delivered 4 Gbps download and 1 Gbps upload speeds with DOCSIS 4.0 modem technology trial.

Deliver easy to use, reliable products and services
•Signed landmark deals with Warner Bros. Discovery and NBCUniversal to acquire the most-watched lifestyle and entertainment brands and content, subsequently launching Bravo in Canada and launched channels for HGTV, Food Network, Discovery, and others on January 1, 2025.

•Announced a ten-year agreement with Comcast to bring their world-class Xfinity products and technology to Canadians, beginning with Rogers Xfinity Streaming and Rogers Xfinity Storm-Ready WiFi, Canada's first home Internet backup solution.

•Introduced a program to help newcomers build credit and finance a new smartphone through a partnership with Nova Credit.

•Launched Rogers 5G Home Internet across our wireless network coverage area.

Be the first choice for Canadians
•Led the industry with 623,000 mobile phone and Internet net additions.

•Signed an agreement with BCE Inc. (Bell) to become the majority owner of MLSE.

•Produced and broadcast Canada's first Law & Order original series, premiering at #1 in the country and becoming Citytv’s most watched original series in over a decade.

•Sportsnet was the most watched specialty channel in Canada.

1    Free cash flow, available liquidity, and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures, and "Financial Condition" for a reconciliation of available liquidity, in our 2025 MD&A, available at www.sedarplus.ca.
2    This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio as at December 31, 2025 was 4.0

Rogers Communications Inc.	10	Fiscal 2025

Be a strong national company investing in Canada
•Invested a record $4 billion in capital expenditures, primarily in our networks.

•Became the first national carrier in Canada with net-zero greenhouse gas (GHG) emissions targets approved by the Science Based Targets initiative (SBTi).

•Drove benefits to community organizations across Canada of over $100 million.

•Raised a record $25 million to support children’s charities in Alberta at the 12th annual Rogers Charity Classic.

•Released our 2023 Economic Impact Assessment showing Rogers supported 92,000 jobs and contributed $14 billion to Canada's GDP.

Be a growth leader in our industry
•Grew total service revenue by 7% and adjusted EBITDA by 12%.

•Reported industry-leading margins in our Wireless and Cable operations.

•Generated free cash flow of $3,045 million, up 26%, and cash flow from operating activities of $5,680 million.

Other highlights
•Declared a dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share each quarter during 2024.

•Issued senior notes with an aggregate principal amount of US$2.5 billion. We received net proceeds of US$2.46 billion ($3.32 billion) from the issuance.

•Ended the year with approximately $4.8 billion of available liquidity, including $3.5 billion available under our bank and letter of credit facilities, $0.9 billion in cash and cash equivalents, and $0.4 billion available under our receivables securitization program.

2023 Highlights

Build the biggest and best networks in the country
•Invested a then-record $3.9 billion in capital expenditures, primarily in our wireless and wireline network infrastructure.

•Recognized as the best and most reliable wireless network in Canada for the fifth straight year by umlaut in July 2023.

•Expanded Canada's then-largest and most reliable 5G network to 267 new communities.

•Launched 5G service for all transit riders in the busiest sections of the Toronto Transit Commission (TTC) subway system.

•Signed agreements with SpaceX and Lynk Global to bring satellite-to-mobile phone coverage and completed Canada's first test call.

•Secured 3800 MHz spectrum licences, making Rogers the largest 5G spectrum investor.

•Invested in wildfire detection and prevention technology to help combat climate change events.

•Delivered an additional 50 kilometres of 5G cellular connectivity on Highway 16 in British Columbia to improve public safety.

Deliver easy to use, reliable products and services
•Introduced Rogers Internet and TV services to customers in Western Canada.

•Upgraded all migrated legacy Shaw Mobile customers to Rogers 5G service.

•Introduced the Rogers Red Mastercard with 48-month device equal payment plan with 0% interest and up to 3% cash back value for customers.

•Introduced Rogers Xfinity Self Protection for customers to self-monitor their homes with connected devices.

Rogers Communications Inc.	11	Fiscal 2025

Be the first choice for Canadians
•Led the industry in wireless subscriber additions with 674,000 postpaid mobile phone net additions.

•Launched our "We Speak Your Language" program across all retail stores, with the goal of serving customers in their preferred language.

•Secured number-one spots for flagship radio brands 98.1 CHFI, CityNews 680, and KiSS 92.5 for the Summer 2023 ratings period.

•Helped bring Taylor Swift to Canada in 2024 for six shows in Toronto and three in Vancouver.

•Signed a long-term broadcast agreement with UFC that will bring live UFC events to Sportsnet.

Be a strong national company investing in Canada
•Successfully completed the historic acquisition of Shaw Communications Inc. (Shaw) in April 2023.

•Expanded Connected for Success, our high-speed, low-cost Internet program to Western Canada.

•Announced a new five-year deal as title sponsor of the Shaw Charity Classic.

•Drove benefits to community organizations across Canada of over $100 million.

Be a growth leader in our industry
•Total service revenue up 27%; adjusted EBITDA up 34%.

•Generated free cash flow of $2,414 million and cash provided by operating activities of $5,221 million.

•Achieved strong Cable adjusted EBITDA margin expansion of 330 basis points.

•Delivered on industry-leading 2023 financial guidance.

Other highlights
•Declared a quarterly dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2023.

•Issued senior notes with an aggregate principal amount of $3 billion. We received net proceeds of $2.98 billion from the issuance.

•Ended the year with approximately $5.9 billion of available liquidity, including $5.1 billion available under our bank and letter of credit facilities and $0.8 billion in cash and cash equivalents.

ITEM 4.2 – SIGNIFICANT ACQUISITIONS

N/A

Rogers Communications Inc.	12	Fiscal 2025

ITEM 5 – Narrative Description of the Business

ITEM 5.1 – GENERAL – BUSINESS OVERVIEW

This section incorporates by reference the following sections contained in our 2025 MD&A:

About Rogers	16
Understanding Our Business	20
Wireless	20
Cable	20
Media	20
Products and Services	20
Wireless	20
Cable	20
Media	21
Other	22
Other Investments	22
Competition	22
Wireless	22
Cable	23
Media	23
Industry Trends	23
Corporate Overview	26
Delivering on our Priorities	32
Employees	49
Commitments and Contractual Obligations	67

PROPERTIES, TRADEMARKS, ENVIRONMENTAL, AND OTHER MATTERS
In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. Our major fixed assets are:
•transmitters; microwave systems; antennae; buildings; electronic transmission, receiving, and processing accessories; and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities, and cell equipment);
•coaxial and fibre optic cables; set-top terminals, cable modems, and home monitoring equipment; electronic transmission, receiving, processing, digitizing, and distributing equipment; IP routers; data storage servers and network management equipment; and microwave equipment and antennae; and
•radio and television broadcasting equipment (including television cameras and television and radio production facilities and studios).

We either own or license the operating systems and software related to these assets. We also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable distribution system. We either own or lease land or premises for the placement of hub sites, head-ends, switches, and space for other portions of the cable distribution system. We also lease premises and space on buildings for the placement of antenna towers. We also lease space in buildings for some of our office, media, and warehousing needs and in malls and stores for our retail operations. We have highly clustered and technologically advanced broadband cable networks across Canada.

We operate a North American transcontinental fibre-optic network extending 118,000 kilometres, providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key US markets for the exchange of data and voice traffic, also known as peering.

We own or have licensed various brands and trademarks used in our businesses. Certain of our trade names and properties are protected by trademark and/or copyright. We maintain customer lists for our businesses. Our intellectual property, including our trade names, brands, properties, and customer lists, is important to our operations.

In 2025, we spent approximately $0.6 million relating to environmental protection and management requirements. Environmental protection and management requirements applicable to our operations are not expected to have a significant effect on our capital expenditures, earnings, or competitive position in the current or future fiscal years.

Rogers Communications Inc.	13	Fiscal 2025

ITEM 5.2 – RISK FACTORS

The following section is incorporated by reference herein: “Risks and Uncertainties Affecting Our Business” contained on pages 70 to 77 of our 2025 MD&A.

ITEM 6 – Dividends

ITEM 6.1 – DIVIDENDS

On January 28, 2026, the RCI Board of Directors (Board) declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 2, 2026, to shareholders of record on March 10, 2026.

The table below shows when dividends have been declared and paid on the Class A Voting Shares and Class B Non-Voting Shares for the three most recently completed financial years.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	—	270	—
October 22, 2025	December 8, 2025	January 2, 2026	0.50	270	—	270	—

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252	—	252	—
April 25, 2023	June 9, 2023	July 5, 2023	0.50	264	—	264	—
July 25, 2023	September 8, 2023	October 3, 2023	0.50	191	74	265	1,454
November 8, 2023	December 8, 2023	January 2, 2024	0.50	190	75	265	1,244
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

ITEM 7 – Description of Capital Structure

ITEM 7.1 – GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The information required under the heading General Description of Capital Structure is contained in the 2025 Annual Audited Consolidated Financial Statements, Note 28, and is incorporated herein by reference.

Each Class A Voting Share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting Shares of RCI and any series of preferred shares of RCI are entitled to receive notice of and to attend meetings of shareholders of RCI, but except as required by law or stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting Shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under RCI’s constating documents. If an offer is made to purchase both Class A Voting Shares and Class B Non-Voting Shares, the offer for the Class A Voting Shares may be made on different terms than the offer made to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	14	Fiscal 2025

ITEM 7.2 – CONSTRAINTS

RESTRICTIONS ON THE TRANSFER, VOTING, AND ISSUE OF SHARES
We have ownership interests in several Canadian entities licensed or authorized to operate under applicable communications laws (the Laws), including the:
•Broadcasting Act (Canada);
•Telecommunications Act (Canada); and
•Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. A copy of the Limits can be obtained from our Corporate Secretary. The Laws also impose a number of restrictions on changes in effective control of licensees or authorized entities, and the transfer of licences held by them. RCI’s Articles of Amalgamation therefore impose restrictions on the issue and transfer of its shares and the exercise of voting rights to ensure that we, and any corporation existing in a Canadian jurisdiction in which we have an interest, are:
•qualified to hold or obtain any cable television, broadcasting, or telecommunications licence or authorized to operate a similar entity under the Laws; and
•not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If the Board considers that RCI's, or its subsidiaries', ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles of Amalgamation on transfer, voting, and issue of our shares.

ITEM 7.3 – RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged, and compensated, each of S&P Global Ratings Services (S&P), Moody's Investors Service (Moody's), and DBRS Morningstar to rate certain of our public debt issues. During the last two years, we also engaged and compensated them to provide other services, including an assessment of the sale of a non-controlling interest in Backhaul Network Services Inc., a Canadian subsidiary of Rogers that owns a minor part of our wireless network. Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2025.

Issuance	S&P Global Ratings Services	Moody's	DBRS Morningstar
Senior unsecured debt	BBB-	Baa3	BBB (low)
Subordinated debt	BB	Ba1/Ba2	BB (low) [1]
US commercial paper	A-3	P-3	N/A [1]
Outlook	Negative	Stable	Positive
1As at December 31, 2025, we have not sought a rating from DBRS Morningstar for our subordinated debt issued before March 31, 2022 or for our short-term obligations.

In connection with our February 2025 subordinated note issuance, we sought a rating from DBRS Morningstar on those subordinated notes, which were rated BB. DBRS Morningstar has not provided a rating for the subordinated notes we issued in 2021 or 2022. The subordinated notes issued in February 2025 were rated Ba1 by Moody's. Moody's credit ratings for our previously issued subordinated notes did not change.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and DBRS Morningstar) or Aaa (Moody's), representing the highest quality of securities rated, to D (S&P and DBRS Morningstar) and C (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P), BBB (DBRS Morningstar), or Baa3 (Moody's) to AAA (S&P and DBRS Morningstar) or Aaa (Moody's).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P) or P-1 (Moody's), representing the highest quality of securities rated, to C (S&P), and not prime (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), or P-3 (Moody's) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be

Rogers Communications Inc.	15	Fiscal 2025

revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Moody's, and DBRS Morningstar are investment-grade ratings.

ITEM 8 – Market for Securities

Class B Non-Voting Shares (CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange under the symbol RCI.B and in the United States on the New York Stock Exchange under the symbol RCI. Class A Voting Shares (CUSIP # 775109101) are listed on the Toronto Stock Exchange under the symbol RCI.A.

ITEM 8.1 – TRADING PRICE AND VOLUME

The following table sets forth, for the periods indicated, the reported high, low, and close prices and volume traded on the Toronto Stock Exchange for Class B Non-Voting Shares and Class A Voting Shares.

RCI.B
Month	High ($)	Low ($)	Close ($)	Volume
2025/01	44.89	39.65	39.92	43,125,264
2025/02	41.29	37.97	40.18	41,138,064
2025/03	41.41	38.30	38.43	44,145,258
2025/04	38.25	32.42	35.94	52,253,283
2025/05	37.11	34.66	36.84	30,514,895
2025/06	40.55	36.01	40.39	33,840,392
2025/07	47.92	41.01	46.28	50,425,714
2025/08	49.93	45.30	49.21	32,477,781
2025/09	50.00	47.14	47.91	40,972,528
2025/10	56.15	47.94	54.89	45,060,878
2025/11	55.08	51.52	54.63	35,335,026
2025/12	54.81	49.32	51.81	34,100,944

RCI.A
Month	High ($)	Low ($)	Close ($)	Volume
2025/01	50.35	44.00	46.00	39,812
2025/02	46.37	42.00	44.00	47,570
2025/03	47.00	41.70	42.78	51,621
2025/04	42.00	38.01	39.54	56,032
2025/05	41.00	38.75	40.20	43,584
2025/06	43.99	40.15	43.40	80,037
2025/07	50.55	43.69	48.59	57,186
2025/08	52.44	47.80	51.26	40,648
2025/09	52.00	49.01	49.60	28,129
2025/10	56.04	49.20	55.98	133,287
2025/11	56.00	51.72	55.03	28,465
2025/12	55.95	49.58	53.00	62,484

ITEM 8.2 – PRIOR SALES

In February 2024, we issued US$2.5 billion of senior notes, including:
•$1.25 billion of 5.00% senior notes due 2029; and
•$1.25 billion of 5.30% senior notes due 2034.

In February 2025, we issued US$2.1 billion and $1.0 billion of subordinated notes including:
•US$1.1 billion of 7.00% subordinated notes due 2055;
•US$1.0 billion of 7.125% subordinated notes due 2055; and
•$1.0 billion of 5.625% subordinated notes due 2055.

Rogers Communications Inc.	16	Fiscal 2025

ITEM 9 – Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

N/A

ITEM 10 – Directors and Officers

ITEM 10.1 - Name, Occupations and Security Holding

Set forth below is information regarding the directors and senior executive officers of RCI as at March 6, 2026, including their city, province or state, and country of residence, and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board.

Name	Position
Directors
Edward S. Rogers (1)(2)(3)(9)(10)	Director, Executive Chair of RCI, and Chair of the Rogers Control Trust
Tony Staffieri	Director, President and Chief Executive Officer
Michael J. Cooper (5)	Director
Trevor English (4)(5)(8)	Director
Ivan Fecan (6)(7)(8)	Director
Robert J. Gemmell (1)(2)(3)(6)(8)	Lead Director
Jan L. Innes (2)(4)(5)(7)(10)	Director and member of the Advisory Committee of the Rogers Control Trust
Diane A. Kazarian, FCPA, CPA, CPA (US) (7)(8)	Director
Dr. Mohamed Lachemi (5)(6)	Director
David A. Robinson (1)(2)(7)(10)	Director and member of the Advisory Committee of the Rogers Control Trust
Lisa A. Rogers (4)(9)(10)	Director and member of the Advisory Committee of the Rogers Control Trust
Bradley S. Shaw (3)	Director
Wayne Sparrow (4)	Director
John H. Tory, K.C., O.Ont (3)(6)(10)	Director and member of the Advisory Committee of the Rogers Control Trust
Senior Executive Officers
Tony Staffieri	Director, President and Chief Executive Officer
Glenn A. Brandt	Chief Financial Officer
Edward S. Rogers	Director, Executive Chair of RCI, and Chair of the Rogers Control Trust
The Honourable Navdeep Bains	Chief Corporate Affairs Officer
Marisa Fabiano	Chief Human Resources Officer
Bret D. Leech	President, Residential
Anne E. Martin-Vachon	President, Wireless
Iain S. Kennedy	Chief Information and Cyber Security Officer
Mark J. Kennedy	Chief Technology Officer
Thomas A. Turner (10)	President, Business and member of the Advisory Committee of the Rogers Control Trust
Terrie Tweddle	Chief Brand and Communications Officer
Colette S. Watson	President, Rogers Sports & Media
Mahes S. Wickramasinghe	President, Group Operations
Marisa L. Wyse	Chief Legal Officer and Corporate Secretary
(1)Denotes member of Executive Committee
(2)Denotes member of Nominating Committee
(3)Denotes member of Finance Committee
(4)Denotes member of Sustainability and Social Impact Committee
(5)Denotes member of Pension Committee
(6)Denotes member of Corporate Governance Committee
(7)Denotes member of Human Resources Committee
(8)Denotes member of Audit and Risk Committee
(9)Edward S. Rogers and Lisa A. Rogers are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders” in RCI’s 2025 Information Circular available on SEDAR+ at sedarplus.ca.
(10)Voting control of RCI is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders” in RCI’s 2025 Information Circular available on SEDAR+ at sedarplus.ca. Each of the individuals that are noted above as holding positions with the Rogers Control Trust have held such positions since December 2008, with the exception of Jan L. Innes who has held such position since December 2023, and Thomas A. Turner who has held such position since March 2023.

Rogers Communications Inc.	17	Fiscal 2025

Edward S. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers currently serves as Executive Chair of the Board. Prior to becoming Chair in January 2018, Mr. Rogers was the Deputy Chair of RCI from September 2009. Mr. Rogers is also Chair of Rogers Bank, Chair of the Toronto Blue Jays, and Chair of Maple Leaf Sports & Entertainment. He is the Rogers Control Trust Chair. Mr. Rogers served in various management positions at Rogers Communications for over 20 years, including as President & CEO of Rogers Cable Inc. After graduating from the University of Western Ontario, Mr. Rogers spent three years with Comcast Corporation. Mr. Rogers was a member of the Economic Council of Canada from 2010 to 2013. Mr. Rogers is a 2025 Order of Ontario appointee.

Michael J. Cooper resides in Toronto, Ontario, Canada and has been a director of RCI since October 2021. Mr. Cooper is the President and Chief Responsible Officer of Dream Unlimited Corp. and founder of Dream Asset Management Corporation (DAM). He is also the Chair and Chief Executive Officer of Dream Office Real Estate Investment Trust. Mr. Cooper helped found DAM in 1996 and continues to lead the business as President and Chief Responsible Officer. Mr. Cooper was also involved in the formation of Dream Global Real Estate Investment Trust, previously a TSX-listed real estate investment trust, the assets and subsidiaries of which were sold in 2019. Mr. Cooper holds a LL.B from the University of Western Ontario and a M.B.A. from York University.

Trevor English resides in Calgary, Alberta, Canada and has been a director of RCI since April 2023. Mr. English has over 25 years of experience in corporate finance, mergers & acquisitions, investor relations, business development, and financial analysis. Mr. English joined the Shaw Family Group in April 2023, and currently holds the position of Chief Investment Officer. He also serves on the Board of Directors of Auctus Property Fund GP. Mr. English served as Executive Vice President, Chief Financial & Corporate Development Officer of Shaw from May 2018 until prior to Shaw's acquisition by Rogers in April 2023. Previously, Mr. English served as Shaw's Executive Vice President, Chief Strategy and Business Development Officer from March 2016 to May 2018. Prior to joining Shaw in 2004, Mr. English worked for CIBC World Markets Inc. in Canada and the United Kingdom, commencing in 1997. Mr. English holds a B.Comm from the University of Calgary and a Chartered Financial Analyst designation.

Ivan Fecan resides in Vancouver, British Columbia, Canada and has been a director of RCI since October 2021. Mr. Fecan is a Canadian media executive and producer. Mr. Fecan was President and CEO of Baton Broadcasting and its successors, CTV Inc. and CTVglobemedia, from 1996 to 2011. Previously, he was VP of English TV at the CBC, VP of Creative Affairs at NBC, News Director at Citytv, and a CBC Radio Producer. Mr. Fecan serves on the Board of Directors of the University Health Network Foundation, and is a Trustee Emeritus at the Art Gallery of Ontario. Mr. Fecan was the producer and executive producer of the hit Canadian sitcom Kim's Convenience. Mr. Fecan holds a B.A. from York University, and has two honorary doctorates.

Robert J. Gemmell resides in Oakville, Ontario, Canada, has been a director of RCI since April 2017, and has served as Lead Director since November 2021. Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Mr. Gemmell was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from the Schulich School of Business.

Jan L. Innes resides in Toronto, Ontario, Canada and has been a director of RCI since October 2021. Ms. Innes is a board member and public affairs specialist. Ms. Innes spent most of her career at Rogers Communications. She joined Rogers in 1995 as Vice President, Communications, and in 2011, became Vice President, Government Relations. Ms. Innes retired from Rogers in 2015. Prior to joining Rogers, Ms. Innes was Vice President of Public Affairs at Unitel Communications Inc. Previously, Ms. Innes held senior political staff positions at both Queen's Park in Toronto and Parliament Hill in Ottawa. Ms. Innes is the Chair of the Board of Directors of the Rogers Group of Funds and a member of the Advisory Committee of the Rogers Control Trust. She also sits on the Board of Directors of Syndeo Institute at The Cable Center. Ms. Innes holds a B.A. (Honours) from the University of Toronto and in 2014, completed the Directors Education Program at the Rotman School of Management, receiving the ICD.D designation.

Diane A. Kazarian, FCPA, CPA, CPA (US) resides in Toronto, Ontario, Canada and has been a director of RCI since April 2024. Ms. Kazarian was previously the first female Managing Partner of the Greater Toronto Area at PwC and a member of PwC’s Leadership Team. Reporting directly to the Chief Executive Officer, Ms. Kazarian led PwC’s largest market in Canada and managed a team of approximately 300 partners and 4,000 individuals. Ms. Kazarian is Chair of the Board of Directors of St. Joseph’s Health Centre Foundation and a Corporate Director of Choice Properties REIT, Gibson Energy Inc. and OMERS Administration Corporation. She also sits on the Boards of Directors of MaRS Discovery District, Unity Health Toronto, and Bryant University. Ms. Kazarian holds a BSBA from Bryant University. She is a Fellow Chartered Professional Accountant (FCPA), a Chartered Professional Accountant (CPA), and a Certified Public Accountant (CPA (US)) in the United States. Ms. Kazarian has received the Certified Director designation (ICD.D) from the Institute of Corporate Directors and the Global Competent Boards ESG designation (GCB.D).

Dr. Mohamed Lachemi resides in Mississauga, Ontario, Canada and has been a director of RCI since April 2022. Dr. Lachemi has been President and Vice-Chancellor of Toronto Metropolitan University since April 2016. Since joining Toronto Metropolitan University in 1998 as professor of civil engineering, Dr. Lachemi has served in progressively senior

Rogers Communications Inc.	18	Fiscal 2025

roles, including Dean of the Faculty of Engineering and Architecture Science, and Provost (COO) and Vice President Academic. Dr. Lachemi is a recipient of the Order of Ontario, a Fellow of the Canadian Society for Civil Engineering, and a Fellow of the Canadian Academy of Engineering. Dr. Lachemi also serves on the Boards of Directors of DMZ Ventures, WUSC (World University Service of Canada) and GTAA (Greater Toronto Airports Authority), and he is a Rogers representative on the Cultural Sponsorship Program Board of Directors. He is past Chair of the Council of Ontario Universities and COU Holding Association Inc. and was a member of the NRC Council from 2018 to 2021. Dr. Lachemi holds a M.A.Sc. and Ph.D. from the University of Sherbrooke and a B.Sc. in Civil Engineering from the University of Science and Technology of Oran, Algeria.

David A. Robinson resides in Toronto, Ontario, Canada and has been a director of RCI since April 2022. Mr. Robinson was previously the Chief Commercial Officer of Foghorn Payments Inc., a Canadian payment processing service provider for businesses. Mr. Robinson joined Rogers in 1990 and served in progressively more senior roles over his 30-year career at the Company. From August 2015 to June 2019, Mr. Robinson served as President and Chief Executive Officer of Rogers Bank. As SVP, Financial Services, Rogers Communications from 2014 to 2015, Mr. Robinson provided executive sponsorship of financial services efforts at Rogers, including Rogers Bank, the Today's Shopping Choice private label credit card program, as well as the Company’s investments in its mobile-payment joint ventures, Enstream and Suretap. Mr. Robinson is a member of the Advisory Committee of the Rogers Control Trust, a member of the Rogers Bank Board of Directors, and he recently rejoined the Enstream Board of Directors, which is now focused on digital identity and fraud reduction services. He also serves as a director of Mobi724 Global Solutions Inc. Mr. Robinson holds a B.A. (Honours) from Queen’s University, a M.B.A. from the University of Western Ontario, and an ICD.D designation from the Institute of Corporate Directors.

Lisa A. Rogers resides in Victoria, British Columbia, Canada and has been a director of RCI since April 2023. She is the founder, President and CEO of The Annual Foundation, a private foundation focused predominantly on supporting smaller Canadian charitable organizations and those located outside of the major Canadian centres. Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust. She has previously served on the Board of Directors for Rogers Broadcasting (now Rogers Media) and worked as a Business Development Analyst for Rogers Cablesystems Limited. Ms. Rogers has a B.A. from the University of Western Ontario, a graduate diploma from The London School of Economics and Political Science, and a M.B.A. from Bayes Business School (City University, in London).

Bradley S. Shaw resides in Calgary, Alberta, Canada and has been a director of RCI since April 2023. Mr. Shaw served as Chief Executive Officer of Shaw from November 2010 to April 3, 2023. He was also the Executive Chair of the Board of Directors of Shaw and Chair of the Executive Committee from March 2020 to April 3, 2023. Mr. Shaw led the transformation of Shaw from a Western-based cable company to a leading Canadian connectivity company. He was instrumental in building Shaw Direct into one of North America's leading direct-to-home satellite television providers and he played a key role in the launch of Shaw's digital home phone service in 2005. Mr. Shaw is Chair of the Shaw Family Living Trust and a director of several private companies. Mr. Shaw is a director of Shaw Family Foundation and managing director of The HOP Foundation, both non-profit organizations. Mr. Shaw sits on the Patrons' Council of the Alberta Children's Hospital Foundation.

Wayne Sparrow resides in Vancouver, British Columbia, Canada and has been a director of RCI since April 2024. Chief Wayne Sparrow (yəχʷyaχʷələq) has served as elected chief of Musqueam Indian Band since 2012. Prior to that, Chief Sparrow served as an elected councillor of Musqueam Indian Band, starting in 1995. Chief Sparrow is Chair of Musqueam Capital Corporation (MCC), the economic development arm of Musqueam, and he sits on the Musqueam Fisheries Commission, which he chaired from 2000 to 2020. During his time as chief, the MST Development Corporation (MSTDC), a business partnership between Musqueam, Squamish, and Tsleil-Waututh Nations, has acquired substantial property holdings of over 20 million square feet, including the Jericho Lands and Heather Lands. Chief Sparrow leads Musqueam in signing precedent-setting agreements that renew and strengthen relationships between Musqueam, neighbouring First Nations, governments, industry, and other partners. Under Chief Sparrow’s leadership, Musqueam signed a 30-year agreement with the Vancouver International Airport in 2017, and in 2021, it signed a relationship agreement with the Vancouver Fraser Port Authority. These agreements recognize Musqueam’s ongoing stewardship of their lands and waters, and prioritize economic, education, and training opportunities for members. In 2022, Chief Sparrow was awarded the Rix Award for Engaged Community Citizenship from the Greater Vancouver Board of Trade for his work advancing economic reconciliation and supporting youth and adult athletic programs.

Tony Staffieri resides in Toronto, Ontario, Canada and has served as President and Chief Executive Officer and a director of RCI since January 2022. He first joined the Company as Chief Financial Officer in April 2012. Since becoming Chief Executive Officer, he has delivered industry-leading growth in wireless. He has closed and completed the Rogers-Shaw merger and Rogers is now Canada's largest cable company. He completed a landmark deal to acquire the National Hockey League rights for the next 12 years, with Sportsnet as Canada's number one sports media brand. Under his leadership, Rogers has also become the majority owner of MLSE and is now a global sports leader. Mr. Staffieri is leading the Company through transformative change while continuing to lead the industry on key financial and operating metrics. He is an Honorary board member of the Toronto Metropolitan University Board of Governors, serves as Deputy Chair of the board at MLSE, and serves on the Board of Directors of CableLabs.

Rogers Communications Inc.	19	Fiscal 2025

John H. Tory, K.C., O.Ont resides in Toronto, Ontario, Canada and has been a director of RCI since April 2024. Mr. Tory has had a multi-faceted career as a lawyer, chief executive, corporate director, broadcaster, and, from 2014 to 2023, he served as Mayor of Toronto. Mr. Tory was previously a director of RCI (2010 to 2014) and the President and Chief Executive Officer of Rogers Cable Inc. (1999 to 2003) and Rogers Media Inc. (1995 to 1999). Prior to that, Mr. Tory was a managing partner of the law firm Torys LLP. Mr. Tory has served as a director of Metro Inc. and Cara Operations, and is a member of the Advisory Committee of the Rogers Control Trust. Mr. Tory was also the founder and Chair of Civic Action, volunteer Chair and Commissioner of the Canadian Football League, Chair of the Toronto United Way campaign, and Chair of three campaigns for St. Michael’s Hospital. He is a member of the Toronto International Film Festival Board of Directors and the Board of Directors of the WoodGreen foundation. Mr. Tory has a B.A. from the University of Toronto and a LL.B from Osgoode Hall Law School. He is a member of the Order of Ontario.

Glenn A. Brandt resides in Millgrove, Ontario, Canada and has served as Chief Financial Officer since January 2022. Since joining Rogers 34 years ago, Mr. Brandt has held several senior roles in the Company, most recently as Senior Vice President, Corporate Finance from September 2016 to January 2022, overseeing various portfolios including Treasury, Tax, Corporate Development, Investor Relations, and Procurement and Supply Chain. Mr. Brandt is a trusted advisor with over 40 years of extensive experience in financial management and capital markets. Prior to joining Rogers, Mr. Brandt was with the Toronto Dominion Bank in Corporate & Investment and Commercial Banking. Mr. Brandt holds a B.Comm from the University of Toronto and a M.B.A. from York University.

The Honourable Navdeep Bains resides in Mississauga, Ontario, Canada and has served as Chief Corporate Affairs Officer since May 2023. Mr. Bains leads the Public Policy and Sustainability and Social Impact efforts for the Company, drawing on his deep expertise in policy matters to advance critical issues, including the digital divide and Canada's digital economy. He also serves on the Jays Care Foundation Board of Directors. Prior to joining Rogers, Mr. Bains served as Vice-Chair in Global Investment Banking for CIBC from October 2021 to May 2023. From November 2015 to January 2021, Mr. Bains served as one of the longest serving federal Ministers of Innovation, Science and Industry, where he introduced the most comprehensive innovation and skills plan for Canada in over three decades. Mr. Bains was a distinguished visiting professor at Toronto Metropolitan University's Ted Rogers School of Management, an adjunct lecturer at the Master of Public Service program at the University of Waterloo, and worked for several years in accounting and finance for the Ford Motor Company of Canada. Mr. Bains holds a Fellow Chartered Professional Accountant designation and has a M.B.A. from the University of Windsor and a B.Com from York University.

Marisa Fabiano resides in North York, Ontario, Canada and has served as Chief Human Resources Officer since February 2024. Ms. Fabiano is responsible for leading the company’s HR portfolio, including creating an engaging and inclusive employee experience. She has spent over a decade at Rogers in financial leadership roles, including roles as Senior Vice President and Head of Financial Operations, and Head of Shaw Integration, between July 2017 and December 2022, and Senior Vice President of Corporate Finance & Controller between December 2022 and February 2024. Ms. Fabiano has more than 25 years of experience in leadership positions within the telecommunication, industrial, and consumer goods industries, including at Bell Canada, Husky Injection Molding, and Coca Cola Beverages. Ms. Fabiano holds a B.B.A. from Schulich School of Business, ICD.D designation from the Canadian Institute of Corporate Directors, and is a Certified Professional Accountant.

Iain S. Kennedy resides in Toronto, Ontario, Canada and has served as Chief Information and Cyber Security Officer since October 2024. Mr. Kennedy is responsible for leading the company’s IT strategy, operation of its systems, and information security. Mr. Kennedy has over 25 years of experience in technology, operations, and transformation leadership roles. Most recently, he was the Chief Technology Officer at Indigo from 2023 to 2024, where he was responsible for the information technology, information security and IT digital, and data science teams. Before that, he held senior roles at Canadian Tire, as Executive Vice President from 2017 to 2022, and Blackberry from 2013 to 2017, including as Global Chief Information Officer. He sits on the Board of Directors of the Rogers Cybersecure Catalyst at Toronto Metropolitan University. Mr. Kennedy holds a M.B.A. from the Ivey School of Business at Western University and a B.Sc. in Computer Science from Western University.

Mark J. Kennedy resides in St. Catharines, Ontario, Canada and has served as Chief Technology Officer since September 2024. Mr. Kennedy is responsible for leading the teams responsible for designing, building, and operating Canada’s most reliable 5G network and largest cable network. Mr. Kennedy is a seasoned network leader with over three decades of experience in senior roles with global technology companies. With experience in network strategy, implementation, and operations, he has led high-performing teams responsible for wireless and wireline networks across Europe and Asia. Mr. Kennedy joined Rogers in 2019 and has held progressively senior leadership positions on the Network team. Most recently, he served as Senior Vice-President, Wireless Core Engineering and National Network Implementation from September 2023 to September 2024, where he was responsible for the company’s wireless core network, network implementation, and build for Rogers’ wireless and wireline networks.

Bret D. Leech resides in Toronto, Ontario, Canada and has served as President, Residential since February 2024. In this role, Mr. Leech is accountable for Rogers Residential customers’ connectivity and entertainment. From February 2022 to February 2024, Mr. Leech was the Chief Human Resources Officer, where he played an integral role in the company's integration with Shaw. Prior to joining Rogers, Mr. Leech was CEO of a leading fintech and financial services software

Rogers Communications Inc.	20	Fiscal 2025

company and Executive Chairman and Board Member in the technology and financial services sector. Mr. Leech has held a series of senior executive leadership positions in Canada, China, Japan, and the United States, including Group Vice President at Southeast Toyota from January 2021 to December 2021. Mr. Leech holds a B.A. from Dalhousie University, a M.B.A. from the University of Toronto, a MSc from the University of Reading Henley’s School of Business, and is a graduate of Harvard's Advanced Management Program.

Anne E. Martin-Vachon resides in Trois-Rivières, Québec, Canada and has served as President, Wireless since January 2025. Ms. Martin-Vachon is responsible for overseeing the company’s wireless business, including the Rogers, Fido, and chatr brands. She initially joined Rogers in August 2016 and previously served as Senior Vice President, Sales, Wireless and Chief Retail Officer, and President of TSC (Today’s Shopping Choice). Ms. Martin-Vachon brings over 35 years of experience in consumer retail organizations. She has also held executive leadership roles ranging from Chief Marketing Officer to Chief Executive Officer at powerhouse companies, including the Home Shopping Network, Nordstrom US, Lise Watier, Bath & Body Works, and Procter & Gamble. Ms. Martin-Vachon sits on the Board of Directors of the Retail Council of Canada. She holds a M.B.A. from McGill University and a B.B.A. from the University of Québec in Trois-Rivières.

Thomas A. Turner resides in Toronto, Ontario, Canada and has served as President, Business since July 2022. Mr. Turner is responsible for delivering Wireless, Wireline, IoT, and Wholesale solutions to small, medium, large, and public sector businesses across Canada. Prior to taking on the President, Business role, Mr. Turner held several executive leadership positions within Rogers, most recently as the Senior Vice President of Sales for Business. Building his career at Rogers since 1992, he held key leadership roles across Rogers' Cable, Wireless, and Media business units. Mr. Turner is a member of the Advisory Committee of the Rogers Control Trust, a director of certain Rogers family private companies, and an Advisory Council Member for the Ted Rogers Sales Leadership Program at Toronto Metropolitan University. Mr. Turner previously served as a director of the Toronto Board of Trade, the largest policy and advocacy group for the city’s business community. Mr. Turner holds a B.A. from Michigan State University and a J.D. from the Ph.D. program at Michigan State University College of Law.

Terrie Tweddle resides in Oakville, Ontario, Canada and has served as Chief Brand and Communications Officer since April 2023. She is responsible for leading the Company's Branding, Communications, and Sponsorship portfolios. She previously worked at Rogers from August 2008 to February 2020 leading Communications and Corporate Social Responsibility. She brings over 25 years' experience leading Communications, Branding, and Social Responsibility for top-tier brands including Molson-Coors, Visa International, and Sun Life Financial. Prior to rejoining Rogers, she served as Global Head of Marketing and Communications at a global pension plan with $250 billion in net assets. She serves on the Board of Directors of The Canadian Journalism Foundation. She holds a B.A. from the University of Ottawa and is a graduate of Harvard's Leadership Development program.

Colette S. Watson resides in Ottawa, Ontario, Canada and has served as President, Rogers Sports & Media since January 2022. Ms. Watson was previously Senior Vice President, TV & Broadcast Operations from November 2016 to June 2020. Ms. Watson is responsible for driving strategy and overseeing operations for the Company’s robust portfolio of media assets. Prior to rejoining Rogers, Ms. Watson was the President of CPAC, a not-for-profit, commercial-free specialty television channel from April 2019 to January 2022. Fluently bilingual, Ms. Watson has 35 years of experience across programming, regulatory, and communications, including a variety of senior roles across Rogers' Media, Regulatory, and Cable divisions. Ms. Watson joined Rogers in 1990 as Bureau Chief of the Rogers Ottawa Bureau. She became Vice President of Community Programming in 1995 and performed the dual role of President of CPAC and Vice President of Community Programming until her appointment to Rogers Media in 2016. Ms. Watson is also a past recipient of the esteemed Trailblazer of the Year award by Canadian Women in Communications. Ms. Watson holds a diploma in Communications from St. Lawrence College.

Mahes S. Wickramasinghe resides in Toronto, Ontario, Canada and has served as President, Group Operations since February 2024. Mr. Wickramasinghe was previously Chief Commercial Officer from April 2023 to February 2024, and prior to that, Chief Administrative Officer from January 2022. Mr. Wickramasinghe is responsible for Customer Experience, including Digital, Capital Management and Financial Services (including Rogers Bank), Procurement and Supply Chain, Corporate Development and Corporate Security. Mr. Wickramasinghe has spent over two decades in senior executive roles across large Canadian and global organizations, most recently as Executive Vice-President, Canadian Tire Corporation from February 2014 holding a range of positions as Chief Corporate Officer, President, Canadian Tire Financial Services, President & CEO, Canadian Tire Bank, and as Chairman of Helly Hansen. Mr. Wickramasinghe also held executive leadership positions at BCE Inc. and Bell Aliant from 2003 to 2008. From 2008 to 2012, Mr. Wickramasinghe was Chief Administrative Officer of CIBC FirstCaribbean, based in Barbados, and from July 2012 to September 2013, he was Senior Vice President, Corporate Finance at Rogers. He started his career in public accounting and was a partner with Arthur Andersen and joined CIBC in 1995 where he held a number of senior positions and was appointed Senior Vice President in 2001. Mr. Wickramasinghe is a member of the Institute of Chartered Accountants (Sri Lanka) and the American Institute of Certified Public Accountants and a Fellow of the Chartered Institute of Management (UK). He is on the Boards of Directors of SunOpta Inc., MLSE, and Rogers Bank.

Rogers Communications Inc.	21	Fiscal 2025

Marisa L. Wyse resides in Toronto, Ontario, Canada and has served as Chief Legal Officer and Corporate Secretary since January 2022. Since joining Rogers in 2014, Ms. Wyse has held increasingly senior roles, including as Vice President, Corporate Development from November 2018 to January 2022. Ms. Wyse sits on the Board of Directors of MLSE. Ms. Wyse practiced as a tax lawyer at a Canadian law firm from 2006 to 2013. She holds a J.D. in Law from the University of Toronto and a Bachelor of Computer Engineering from McGill University. She was admitted to the Ontario Bar in 2006.

As at December 31, 2025, RCI’s directors and executive officers as a group owned, directly or indirectly, an aggregate of 108,509,173 Class A Voting Shares, representing approximately 97.62% of the issued and outstanding Class A Voting Shares. Certain directors have positions with, or are beneficiaries of, the Rogers Control Trust, which holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. See “Outstanding Shares and Main Shareholders” in RCI’s 2025 Information Circular available on SEDAR+ at sedarplus.ca.

COMPOSITION OF THE BOARD
The Board currently has 14 members.

Independent Directors
The Board is responsible for determining whether a director is “independent” within the meaning of National Instrument 58-101 - "Disclosure of Corporate Governance Practices" (NI 58-101). Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to us. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations regarding whether or not a direct or indirect business, commercial, banking, consulting, professional, or charitable relationship a director may have with RCI or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed on our website at about.rogers.com/investor-relations.

Based on the information provided by each director and the recommendations of the Corporate Governance Committee, the Board has determined that the following directors are independent in accordance with the requirements of NI 58-101 and the standards referred to above. In making this determination, the Board considered all of the relationships that each director has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the director’s independent judgment.

Michael J. Cooper
Trevor English
Ivan Fecan
Robert J. Gemmell
Jan L. Innes
Diane A. Kazarian, FCPA, CPA, CPA (US)
Dr. Mohamed Lachemi
David A. Robinson
Wayne Sparrow
John H. Tory, K.C., O.Ont.

Lead Director
Pursuant to the Board Charter, the Board has appointed Robert J. Gemmell as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. Shareholders wishing to contact the Lead Director may write to the Lead Director, in care of the Corporate Secretary, at the head office of the Company, 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada.

BOARD COMMITTEES
The Board has eight permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between the significant shareholder and us or between our subsidiaries and us. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director. Charters for the various Board committees can be reviewed on our website at about.rogers.com/investor-relations.

CONTROLLED COMPANY EXEMPTION
The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees, apart from the Audit and Risk Committee, because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption with regards to membership of the nominating committee.

Rogers Communications Inc.	22	Fiscal 2025

FOREIGN PRIVATE ISSUER STATUS
Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Shareholder Approval of Equity Compensation Plans
The NYSE listing standards require shareholder approval of all equity compensation plans and material revisions to such plans, subject to limited exceptions. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

CORPORATE GOVERNANCE PRACTICES
The Board endorses the principle that our corporate governance practices are a fundamental part of our proper functioning as a corporation. The Board believes that these corporate governance practices enhance the interests of our security holders, employees, customers, and of others dealing with us. Our Statement of Corporate Governance Practices can be reviewed on our website at about.rogers.com/investor-relations.

ITEM 10.2 - Cease Trade Orders, Bankruptcies, Penalties, or Sanctions

To our knowledge, based on information supplied by the directors and executive officers, none of our directors or senior executive officers, or a shareholder holding a sufficient number of securities to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company that: (i) while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets, except as follows:

1.On April 22, 2025, while Mr. Robinson was a director of Mobi724 Global Solutions Inc. (Mobi724), Mobi724 filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada). Mobi724 subsequently filed a proposal to its creditors, and the proposal proceedings remain ongoing. A meeting to consider and vote on the notice of proposal to creditors was held on February 26, 2026.

2.On June 30, 2023, while Mr. Robinson was a director of Mobi724, the Autorité des marchés financiers issued a permanent cease trade order against Mobi724 due to Mobi724's failure to file its annual audited financial statements for the fiscal year ended December 31, 2022. In connection with the cease trade order, the Canadian Investment Regulatory Organization halted the trading of Mobi724 shares. As of the date hereof, an active cease trade order on Mobi724 remains in place.

None of our directors or executive officers, or a shareholder holding a sufficient number of securities to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, officer, or shareholder.

ITEM 10.3 - Conflicts of Interest

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Policy for directors, officers, and employees, which we refer to as the Codes. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee (in the case of the Business Conduct Policy) or to the Corporate Governance Committee (in the case of the Directors Code of

Rogers Communications Inc.	23	Fiscal 2025

Conduct and Ethics), each of which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of Code violations.

Processes are in place to ensure compliance with the Codes by the Board, officers, and employees, such as distribution of the Business Conduct Policy to our employees and the STAR Hotline, our anonymous whistleblower hotline.

The Codes can be reviewed on our website at about.rogers.com/investor-relations.

ITEM 11 – Promoters

N/A

ITEM 12 – Legal Proceedings and Regulatory Actions

ITEM 12.1 – LEGAL PROCEEDINGS

N/A

ITEM 12.2 – REGULATORY ACTIONS

N/A

ITEM 13 – Interest of Management and Others in Material Transactions

N/A

ITEM 14 – Transfer Agents and Registrars

RCI's Canadian Transfer Agent and Registrar is:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, Ontario M5H 4H1

RCI's United States Transfer Agent and Registrar is:
Equiniti Trust Company, LLC
28 Liberty Street, 53rd Floor, New York
NY 10005
USA

Shareholders with questions relating to distributions, transfer of shares, lost stock certificates, and/or address changes should be directed to TSX Trust Company:
Tel: 1.800.387.0825 (US and Canada) / 416.682.3860 (Outside North America)
E-mail: shareholderinquiries@tmx.com
Website: www.tsxtrust.com

By mail/courier:
301 - 100 Adelaide Street West
Toronto, Ontario M5H 4H1

ITEM 15 – Material Contracts

Except as set forth below, we have not entered into any material contracts. other than those contracts entered into in the ordinary course of business, during 2025.

1.Subscription Agreement dated April 4, 2025 among RCI, RCCI, Backhaul Network Services Inc., and Maple Connect Issuer LP and filed on SEDAR+ on April 4, 2025. See "Subsidiary Equity Investment" on page 19 of our 2025 MD&A for more information.

Rogers Communications Inc.	24	Fiscal 2025

ITEM 16 – Interests of Experts

ITEM 16.1 – NAME OF EXPERTS

Our auditor is KPMG LLP, Chartered Professional Accountants, Toronto, Ontario, Canada, Firm ID: 85.

ITEM 16.2 – INTERESTS OF EXPERTS

KPMG LLP is our auditor and has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ITEM 17 – Audit and Risk Committee

ITEM 17.1 – AUDIT AND RISK COMMITTEE MANDATE

OUR MAIN RESPONSIBILITIES:
•oversee reliable, accurate and clear policies and practices for the preparation of financial reports to shareholders
•oversee the design, implementation and review of internal controls - the necessary checks and balances must be in place
•recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditors' work - the shareholders' auditors report directly to the Audit and Risk Committee (the “Committee”)
•meet with the Company's external and internal auditors and evaluate the effectiveness and independence of each
•oversee the establishment and maintenance of processes and controls that ensure the Company complies with applicable laws and regulations relating to financial reporting and risk management
•review the annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures
•review the Company’s business continuity and disaster recovery plans
•receive reports on, and approve, if appropriate, transactions with related parties

PURPOSE OF THE AUDIT AND RISK COMMITTEE
The Committee shall assist the Board of the Company in fulfilling its oversight responsibilities in the following principal areas:
(i)financial reporting processes and the integrity of financial statements provided by the Company to the public;
(ii)recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditor’s work;
(iii)the qualifications and performance of internal auditors;
(iv)the Company’s accounting systems, financial controls and disclosure controls;
(v)compliance with applicable legal and regulatory requirements; and
(vi)the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee, as it sees fit, on matters and questions relating to the financial position of the Company and its subsidiaries.

INDEPENDENCE
The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices and internal controls of the Company.

MEMBERSHIP
The Committee shall be comprised of not less than three members of the Board, each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

Rogers Communications Inc.	25	Fiscal 2025

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:
(a)Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company that, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.
(b)Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert as defined in accordance with applicable securities laws.
(c)Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board or the Nominating Committee shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

CHAIR AND SECRETARY
The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual General Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

MEETINGS
The times and locations of meetings of the Committee, and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be prepared by the Chair, in consultation with management and the Corporate Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings of the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

REMUNERATION
The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

RESOURCES AND AUTHORITY
The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfill its responsibilities.

The Committee has direct access to, and the authority to communicate directly with, the external auditors, internal auditors, the Chief Legal Officer and Corporate Secretary of the Company and other officers and employees of the Company.

The members of the Committee shall have the right to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries for the purpose of performing their duties. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

RESPONSIBILITIES
The Company’s management is responsible for the preparation of the Company’s financial statements and the external auditors are responsible for auditing those financial statements, in accordance with applicable standards. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

Rogers Communications Inc.	26	Fiscal 2025

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves as accountants or auditors by profession or experts in the fields of accounting, auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not intended to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.Financial Reporting Process and Financial Statements
(a)in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;
(b)review all material transactions and material contracts entered into by the Company and its subsidiaries with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;
(c)review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within International Financial Reporting Standards (IFRS) and/or specified financial measures (including non-GAAP measures) that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;
(d)following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the audit;
(e)resolve disagreements between management and the external auditors regarding financial reporting;
(f)review the interim quarterly and annual financial statements and press releases prior to the release of earnings information;
(g)review emerging accounting issues and their potential impact on the Company’s financial reporting;
(h)review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;
(i)meet separately, periodically, with each of management, the internal auditors and the external auditors;
(j)approve, on behalf of the Board, the interim consolidated financial statements, the Company’s disclosure under “Management's Discussion and Analysis” for interim periods and interim earnings press releases, provided that such approval is subsequently reported to the Board at its next meeting; and
(k)review ESG and climate-related information included in the Company’s financial reporting.

2.External Auditors
(a)require the external auditors to report directly to the Committee;
(b)be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings are presented to the Board;
(c)recommend to the Board the compensation of the external auditors;
(d)pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit-related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to any one of its members the authority to pre-approve non-audit services to be provided by the external auditor, provided that any such pre-approval shall be presented to the full Committee at its next scheduled meeting following such pre-approval;
(e)review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

Rogers Communications Inc.	27	Fiscal 2025

(f)review the annual audit plan with the external auditors;
(g)consider, assess and report to the Board regarding the independence, objectivity, professional skepticism, and performance of the external auditors, at least annually, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and
(h)request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.Internal Auditors
(a)review and approve the internal audit charter annually;
(b)approve the annual internal audit plan and discuss internal audit’s mandate with the Chief Audit Executive, including the staffing, responsibilities and budgets;
(c)obtain periodic reports from the Chief Audit Executive regarding internal audit findings and the Company’s progress in remedying any significant audit findings;
(d)review the scope, responsibilities and effectiveness of the internal audit team, including its independence from management, credentials, resources and working relationship with the external auditors; and
(e)review and recommend for approval the appointment and dismissal of the Chief Audit Executive.

4.Accounting Systems, Internal Controls and Disclosure Controls
(a)oversee management’s design and implementation of and reporting on internal controls;
(b)receive and review reports from management, the internal auditors and the external auditors regarding the reliability and effective operation of the Company’s accounting system and internal controls;
(c)review with senior management the controls and procedures adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;
(d)review and discuss with management, the external auditors and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;
(e)review with senior management and the Chief Audit Executive the adequacy of the internal controls adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and
(f)review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.Legal and Regulatory Requirements
(a)receive and review timely analysis by management of significant issues relating to public disclosure and reporting;
(b)review, prior to finalization, periodic public disclosure documents containing financial information, including Management’s Discussion and Analysis and the Annual Information Form;
(c)review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;
(d)review with the Company’s Chief Legal Officer and Corporate Secretary legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and
(e)assist the Board in the oversight of compliance with legal and regulatory requirements.

6.Risk Management
The Committee will review the Company's:
(a)annual strategic risk assessment identifying principal risks and their potential impact on the Company's ability to achieve its business objectives;
(b)processes for identifying, assessing and managing risks;
(c)major risk exposures and trends from all areas (e.g. information and cyber security, external threats, financial, data, privacy, physical security, environmental impact, new business initiatives) and management’s implementation of risk policies and procedures to monitor and control such exposures;
(d)business continuity plans and disaster recovery plans;
(e)insurance coverage maintained by the Company at least annually; and
(f)other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

Rogers Communications Inc.	28	Fiscal 2025

7.Additional Responsibilities
(a)establish procedures and policies for:
i.the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and
ii.the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
(b)prepare and review with the Board an annual performance evaluation of the Committee;
(c)review the adequacy of staffing of key financial functions and management’s plans for improvements;
(d)review earnings guidance provided to stakeholders, including analysts and rating agencies;
(e)periodically review with senior management the status of significant taxation matters;
(f)report regularly to the Board, including on matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process and the performance and independence of the external auditors; and
(g)review and reassess the adequacy of the Committee’s Mandate on an annual basis.

ITEM 17.2 – COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The following individuals are the members of the Audit and Risk Committee, each of whom is considered to be independent:
Robert J. Gemmell (Chair)
Trevor English
Ivan Fecan
Diane A. Kazarian, FCPA, CPA, CPA (US)

ITEM 17.3 – RELEVANT EDUCATION AND EXPERIENCE

Each member of the Audit and Risk Committee is financially literate and has the ability to perform his or her responsibilities as a member of the Audit and Risk Committee based on his or her education and experience as summarized below:

Mr. Gemmell (Chair)	Former President and Chief Executive Officer of Citigroup Global Markets Canada. 25 years as an investment banker in the United States and in Canada. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from the Schulich School of Business.
Mr. English
Former Executive Vice President, Chief Financial & Corporate Development Officer of Shaw. Over 25 years of experience in corporate finance, mergers & acquisitions, investor relations, business development, and financial analysis. Mr. English holds a B.Comm from the University of Calgary and a Chartered Financial Analyst designation.

Mr. Fecan	Former President and CEO of Baton Broadcasting. Mr. Fecan holds a B.A. from York University.
Ms. Kazarian
Previously Managing Partner of the Greater Toronto Area at PwC. Ms. Kazarian holds a BSBA from Bryant University. She is a Fellow Chartered Professional Accountant (FCPA), a Chartered Professional Accountant (CPA), and a Certified Public Accountant (CPA (US)) in the United States.

ITEM 17.4 – RELIANCE ON CERTAIN EXEMPTIONS

N/A

ITEM 17.5 – RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

N/A

ITEM 17.6 – RELIANCE ON SECTION 3.8

N/A

ITEM 17.7 – AUDIT AND RISK COMMITTEE OVERSIGHT

N/A

Rogers Communications Inc.	29	Fiscal 2025

ITEM 17.8 – PRE-APPROVAL POLICIES AND PROCEDURES

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

(a)Annually management provides the Audit and Risk Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit and Risk Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.
(b)Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed $500,000 per engagement per quarter.
(c)The Audit and Risk Committee delegates authority to the Chair of the Audit and Risk Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit and Risk Committee. Any services approved by the Chair will be reported to the full Audit and Risk Committee at the next meeting.
(d)A review of all audit and non-audit services and fees rendered to the Company by KPMG LLP is reviewed each quarter by the Audit and Risk Committee.

Our policy regarding pre-approval of all audit, audit-related, and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit-related fees, tax fees, or all other fees described in the table below were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 17.9 – EXTERNAL AUDITORS’ FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2025 and 2024, and fees billed for all other services rendered by KPMG LLP.

Auditors’ Fees	2025		2024
	$	%	$	%
Audit Fees (1)	13,409,060	91.0	13,842,168	92.8
Audit-Related Fees (2)	1,119,570	7.6	869,910	5.8
Tax Fees (3)	201,415	1.4	211,777	1.4
Total	14,730,045	100.0	14,923,855	100.0
(1)Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audits and reviews of subsidiaries for statutory or regulatory reporting, and consultations related to accounting matters impacting the consolidated financial statements.
(2)Consists primarily of pension plan audits, French translation of certain filings with regulatory authorities, and other assurance engagements.
(3)Consists of fees for tax consultation and compliance services, including indirect taxes.

ITEM 18 – Additional Information

ITEM 18.1 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our 2025 Annual Audited Consolidated Financial Statements and notes thereto and our 2025 MD&A.

Our Corporate Secretary can be contacted at our principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 Canada (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR+ (sedarplus.ca), on EDGAR (sec.gov), and on our website (about.rogers.com/investor-relations).

Rogers Communications Inc.	30	Fiscal 2025